October 6, 2008

Via EDGAR and U.S. Mail
Mr. Karl Hiller
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	EnDevCo, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 15, 2008
Response Letter Dated August 7, 2008
File No. 001-31433

Dear Mr. Hiller:

          On behalf of EnDevCo, Inc. (the "Company"), we are submitting responses to the comments on the Company's draft Form 10-K/A ("Draft 10-K/A") for the Fiscal Year Ended December 31, 2007 set forth in the letter from the staff ("Staff") of the Securities and Exchange Commission dated September 9, 2008. The Draft 10-K/A was submitted to the Staff with the Company's Response Letter, dated August 7, 2008, in response to comments on the Company's periodic reports for (i) the Fiscal Year Ended December 31, 2007 on Form 10-K, and (ii) the Fiscal Quarter Ended March 31, 2008 on Form 10-Q (File No. 001-31433), set forth in the letter from the Staff dated July 24, 2008. In this letter, the Company has reproduced your comments in italics typeface and has made its responses in normal typeface. We respectfully request that the Staff provide any further comments at its earliest convenience.

Draft Form 10-K/A Submitted on August 7, 2008

Explanatory Note, page 3

1. Please revise your note to replace the reference to SEC comments as the reason for your amendment with a summary of the disclosure issues being resolved (e.g. indicating the disclosure requirements being addressed).

Response: We have revised the Explanatory Note to comply with your comment.

ENDEVCO, INC.	HOUSTON OFFICE 2425 Fountainview Drive, Suite 215	DALLAS OFFICE 4849 Greenville Avenue, Suite 1150
	Houston, TX 77057 Tel 713.977.4662 Fax 713.977.9204	Dallas, TX 75206 Tel 214.987.1779 Fax 214.987.1047

ENDEVCO, INC.

Controls and Procedures, page 17

2. We have read the revisions you propose in response to prior comments 3 and 4, clarifying your views about the effectiveness of your disclosure controls and procedures and internal control over financial reporting. Please explain how you reached the conclusion that your disclosure controls and procedures were effective as of December 3 1,2007, given that you identified material weaknesses and concluded that your internal control over financial reporting was not effective as of December 31, 2007.

Response: We have revised the subject section to comply with your comment. Please see the attached Form 10-K/A, marked to show changes from the previously filed Form 10-K.

3. The reporting required under Item 308(c) of Regulation S-K should concern changes in internal control over financial reporting during the last fiscal quarter, rather than fiscal year.

Response: We have revised the subject section to comply with your comment. Please see the attached Form 10-K/A, marked to show changes from the previously filed Form 10-K.

Engineering Comments

4. In comment 11 of our July 24, 2008 letter, we asked that you furnish us with your third party engineering report as well as "Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) and narratives for the Short Junction Unit in support of your disclosed proved undeveloped reserves." We have received only the formal third party bound reserve report. Please submit to us, in hard copy and on CD-ROM:

a) A standard map of the area presenting all proved undeveloped locations with adjacent productive wells;

b) Each productive well's cumulative production by reservoir and each well's pay picks;

c) Volumetric parameters and calculations for your PUD reserves;

d) A brief narrative describing the history of the field and your future development plans;

e) Any other items that you consider relevant in support of your disclosed PUD reserves.

Response: These items will be forwarded under separate cover to Mr. Winfrey.

ENDEVCO, INC.

5. The third party report schedules, in 2008, four gross wells to be drilled and one well to be recompleted with the expenditure of $11 million in capital. Please advise us as to the status of these five wells and the capital you have sunk therein to date.

Response: Due to capital constraints, the 2008 work program has been moved back to 2009. We are targeting closure on a credit facility at the end of this year that will fund these works. The budget remains unchanged.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned, and we will supply further detail as quickly as possible.

Sincerely,

JOSEPH LESSARD
JOSEPH LESSARD
Chief Financial Officer